					Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(millions)
Income from continuing operations	$119.5	$120.9	$136.7	$135.1	$132.3
Add
Minority interests in subsidiaries	0.2	-	-	7.8	(5.1)
Equity investment loss	1.3	2.0	1.9	0.4	1.5
Income subtotal	121.0	122.9	138.6	143.3	128.7

Add
Taxes on income	63.8	44.9	60.3	22.2	30.7
Kansas City earnings tax	0.3	0.5	0.5	0.5	0.5
Total taxes on income	64.1	45.4	60.8	22.7	31.2

Interest on value of leased property	3.6	3.9	4.1	6.2	6.2
Interest on long-term debt	126.2	74.1	62.6	64.3	66.1
Interest on short-term debt	18.2	26.4	9.2	4.5	4.3
Other interest expense and amortization (a)	(1.4)	5.8	3.9	4.3	13.6

Total fixed charges	146.6	110.2	79.8	79.3	90.2

Earnings before taxes on
income and fixed charges	$331.7	$278.5	$279.2	$245.3	$250.1

Ratio of earnings to fixed charges	2.26	2.53	3.50	3.09	2.77

(a)	On January 1, 2007, Great Plains Energy adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," and
along with the adoption elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.